EVENTIKO INC.

54/27 Nawamin Rd, Nuanchan Bueng Kum

Bangkok

Thailand 10230

+1 (702) 605-4808

eventikoinc@gmail.com

April 28, 2022

Jennie Beysolow and Donald Field

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street,

Washington, DC 20549

Reference:	Eventiko Inc.
Form 10-K
Filed July 1, 2021
File No. 333-239589

Jennie Beysolow and Donald Field,

In response to your letter dated April 22, 2022, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Response letter to its Form 10K, as filed with the Securities and Exchange Commission on July 1, 2021.

We do not believe that the comments from SEC apply to our facts and circumstances because on April 04, 2022, the Company and the officers moved its headquarters and all business operations to 54/27 Nawamin Rd, Nuanchan, Bueng Kum, Bangkok 10230, Thailand.

Eventiko Inc. will organize fashion events, parties, exhibitions, festivals and ceremonies in Thailand, but with plans at a later stage to spread our business to other Asian countries such as: Vietnam, Cambodia etc.

The management decided to move it’s headquarters and business operations as the Chinese government tightened the rules for the companies registered outside of China. Also the Covid-19 pandemic has made it almost impossible to provide services in China especially with our model of business. And China continues to impose more and more restrictions on its residents and business operations.

And we believe that the rules and restrictions or changes in the interpretation of existing rules and regulations or the promulgation of new rules and regulations could materially affect our operations and or the value of our securities, including causing the value of our securities to significantly decline or become worthless if we continued to work in China.

The Company filed the 8K report with SEC on April 26, 2022 regarding Company’s new address.

Please direct any further comments to:

Miklos Pal Auer

Email: eventikoinc@gmail.com

Telephone: +1 (702) 605-4808

Sincerely,

/s/ Miklos Pal Auer

Miklos Pal Auer,

CEO